SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 14)

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Name of Subject Company)

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

874054109

(CUSIP Number of Class of Securities)

Ben Feder
Chief Executive Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012
(646) 536-2842

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Seth D. Krauss, Esq. Executive Vice President and General Counsel Take-Two Interactive Software, Inc. 622 Broadway New York, NY 10012 (646) 536-2842	Ori Solomon, Esq. Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299 (212) 969-3000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

This Amendment No. 14 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 26, 2008, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13 thereto (the “Schedule 14D-9”), relating to the tender offer commenced by EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Electronic Arts Inc., a Delaware corporation (“EA”), to acquire all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $26.00 net per Share in cash without interest, upon the terms and conditions set forth in the Offer to Purchase dated March 13, 2008 and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed by Purchaser with the SEC on March 13, 2008.   On March 28, 2008, the Offer was extended to 11:59 p.m., New York City time, on Friday, April 18, 2008. On April 18, 2008, Purchaser adjusted the purchase price to $25.74 per Share and the Offer was extended to 11:59 p.m., New York City time, on Friday, May 16, 2008.   On May 19, 2008, the Offer was extended to 11:59 p.m., New York City time on Monday, June 16, 2008.  On June 17, 2008, the Offer was extended to 11:59 p.m., New York City time on Friday, July 18, 2008. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4(b) is hereby amended by adding thereto the following information.

On June 17, 2008, the Company issued a press release in response to EA’s fourth extension of the Offer.

A copy of the press release is filed as an exhibit hereto and is incorporated herein by reference.

ITEM 9. EXHIBITS

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(18)	Press Release entitled “Take-Two Interactive Software, Inc. Responds to Electronic Arts’ Fourth Extension of Tender Offer” issued June 17, 2008 by Take-Two Interactive Software, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By	/s/ Daniel P. Emerson
Daniel P. Emerson
Vice President, Associate General Counsel and Secretary

Dated:  June 17, 2008

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(18)	Press Release entitled “Take-Two Interactive Software, Inc. Responds to Electronic Arts’ Fourth Extension of Tender Offer” issued June 17, 2008 by Take-Two Interactive Software, Inc.